UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) September 30, 2009

Fresh Harvest Products, Inc.
(Exact Name of Registrant as Specified in Its Charter)

New Jersey
(State or Other Jurisdiction of Incorporation)

0-51390	33-1130446
(Commission File Number)	(IRS Employer Identification No.)

280 Madison Ave, Suite 1005 New York, NY 10016	10016
(Address of Principal Executive Offices)	(Zip Code)

917-652-8030
(Registrant's Telephone Number, Including Area Code)

NA
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

On September 30, 2009, the Registrant's Board of Directors made the decision to change its auditor, Seale and Beers, CPAs ("Seale") who had only recently been retained on August 3, 2009. Accordingly, Seale had not been engaged long enough to audit any of the Registrant's annual financial statements.   The Board of Directors decided to retain Conner & Associates, PC ("Conner") as its independent auditor. Seale's dismissal was effective September 30, 2009. The Board dismissed Seale and engaged Conner because of Conner's proximity to its headquarters. Registrant does not have an audit committee.

During the term of Seale's engagement (from August 3, 2009 through its dismissal on September 30, 2009), there were no disagreements with the Seale on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former auditor, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

The engagement date for Conner, the new auditor, was September 30, 2009. Neither the Registrant (nor anyone on its behalf) consulted the new auditor regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Registrant's financial statements. Neither written nor oral advice was provided that was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue.

Prior to making the decision to retain Conner, the Registrant had no prior relationship with Conner.

The Registrant requested that Seale furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the Registrant's statements in this Item 4.01. A copy of their letter dated October 1, 2009, is filed as Exhibit 16.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits
16.1   Letter from Seale and Beers, CPAs

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          Fresh Harvest Products, Inc.

Date: September 30, 2009 By: /s/ Michael Jordan Friedman
                          Michael Jordan Friedman
                          President, Chief Executive Officer and Chairman of the Board of Directors

Exhibit 16.1

SEALE AND BEERS, CPAs

PCAOB & CPAB REGISTERED AUDITORS

www.sealebeers.com

October 1, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

The firm of Seale and Beers, CPAs was previously principal accountant for Fresh Harvest Products, Inc. (the "Company") and has never reviewed the financial statements for Fresh Harvest Products, Inc. Effective September 30, 2009, we were dismissed from the Company as principal accountants. We have read the Company's statements included its Form 8-K dated September 30, 2009, and we agree with such statements contained therein.

We can not confirm or deny the appointment of Conner & Associates, PC was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Sincerely,

/s/ Seale and Beers, CPAs
Las Vegas, NV

CC: **U.S. Securities & Exchange Commission**
 Office of the Chief Accountant
 100 F Street, NE
 Washington, DC 20549
 202-551-5300 Phone
 202-772-9252 Fax

Seale and Beers, CPAs PCAOB & CPAB Registered Auditors
6490 WEST DESERT INN RD, LAS VEGAS, NEVADA 89146 (702) 253-7492 Fax: (702)253-7501